Calculation of Filing Fee Table

Schedule TO

(Form Type)

Owl Rock Core Income Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$235,171,302	0.01102%	$25,915.88

Fees Previously Paid	$0.00		$25,915.88

Total Transaction Valuation	$235,171,302

Total Fees Due for Filing			$25,915.88

Total Fees Previously Paid			$25,915.88

Total Fee Offsets			$0.00

Net Fee Due			$0.00